TELMEX'S CAPITAL STOCK MOVEMENTS ON MAY, 2012.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

Mexico City 06599, Mexico, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...√.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No... √ ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

---------------------------------------------------------------------------------------------------------------------------------------------------

TELEFONOS DE MEXICO, S.A.B. DE C.V.

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Re: Capital Stock movements of Teléfonos de México, S.A.B. de C.V.

Pursuant to the Mexican "Circular Unica de Emisoras" we hereby inform you about the movements from May 1st to May 31st, 2012.

EXCHANGES:	SHARES:
Series "A" to "L"	532,547
Series "AA" to "L"	0
BUYBACK:
Shares Series "A"	0
Shares Series "L"	0

Based on this information, the structure of the Capital Stock of Telmex regarding the Outstanding shares at the end of this period is:

SERIES	OUTSTANDING SHARES	% OF THE TOTAL OUTSTANDING SHARES
"AA"	7,839,596,082	43.48
"A"	360,662,916	2.00
"L"	9,829,241,002	54.52
TOTAL	18,029,500,000	100.00

---------------------------------------------------------------------------------------------------------------------------------------------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2012.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Capital Stock Movements on May, 2012.